UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

HILAND PARTNERS, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

431291 10 3

(CUSIP Number)

Ken Maples
Hiland Partners, LP
205 West Maple, Suite 1100
Enid, Oklahoma 73701
Tel: (580) 548-6464

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 22, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 431291 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Harold Hamm

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 245,872 (1) (2) (3)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 245,872 (1) (2) (3)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 245,872 (1) (2) (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9%

14.	Type of Reporting Person (See Instructions) IN

(1)           Mr. Hamm received the units as partial consideration for certain assets and liabilities that Mr. Hamm, and entities that Mr. Hamm owns an interest in, contributed to the capital of Hiland Partners, LP, a Delaware limited partnership (the “Issuer”) in connection with the Issuer’s initial public offering. A portion of the units are owned by Continental Gas Holdings, Inc., an entity in which Mr. Hamm has a 90.7% ownership interest.

(2)           As described in Item 4 below, upon closing of the Issuer’s initial public offering, Mr. Hamm acquired an aggregate of 423,636 common units and 2,400,602 subordinated units of the Issuer.  On February 15, 2005, the underwriters for the Issuer’s initial public offering exercised their over-allotment option with respect to 300,000 common units of the Issuer.  Pursuant to the terms of the Issuer’s First Amended and Restated Agreement of Limited Partnership, the net proceeds received from the underwriters’ exercise of such over-allotment option were used by the Issuer to redeem 177,764 of the 423,636 common units held by Mr. Hamm.  As a result of such redemption, Mr. Hamm currently owns 245,872 common units.

(3)           The Issuer is controlled by its general partner, Hiland Partners GP, LLC (the “General Partner”).  Mr. Hamm is currently the Chairman of the Board of Directors of the General Partner.  The Board of Directors of the General Partner is elected by a plurality of its Class A Units, 94.0% of which are held by HH GP Holding, Inc., an entity of which Mr. Hamm is the sole member.

Item 1.	Security and Issuer

The class of securities to which this Schedule 13D relates is common units representing limited partners interests (the “Common Units”) of the Issuer.  The principal executive offices of the Issuer are located at 205 West Maple, Suite 100, Enid, Oklahoma 73701.

Item 2.	Identity and Background

(a)                        This Schedule 13D is filed by Harold Hamm (the “Filing Party”).

(b)                       The address of the Filing Party is 302 North Independence, Enid, Oklahoma 73702.

(c)                        During the last five years, the Filing Party has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)                       During the last five years, the Filing Party has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his or its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)                        The citizenship of the Filing Party is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Continental Gas, Inc. (“Continental Gas”) and Hiland Partners GP, LLC (the “General Partner”) formed the Issuer on October 18, 2004 as a Delaware limited partnership to own and operate the assets and businesses previously owned and operated by Continental Gas and Hiland Partners, LLC (“Hiland LLC”).

At the closing of the Issuer’s initial public offering of Common Units (the “Offering”) on February 15, 2005, Continental Gas Holdings, Inc. (“New Continental”), in which the Filing Party has a 90.7% ownership interest, agreed to convey certain assets and liabilities to the Issuer.  In exchange for those assets, the Filing Party, through his ownership in New Continental, received 423,636 Common Units of the Issuer, 2,400,602 subordinated units (the “Subordinated Units”) of the Issuer and the right to receive certain capitalized expenditures related to the Offering.  Subject to the satisfaction of certain conditions, the Subordinated Units are convertible into Common Units on a one-for-one basis.

In connection with the Offering, the underwriters were granted the right to purchase up to 300,000 Common Units from the Issuer solely to cover over-allotments, and the Issuer’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”) required that the proceeds from the exercise of the over-allotment option be used to redeem Common Units, including a portion of the Common Units owned by the Filing Party.  The underwriters fully exercised the over-allotment option on February 15, 2005, and the Issuer used the proceeds to redeem 300,000 Common Units, including 177,764 Common Units owned indirectly by the Filing Party.  Except as otherwise indicated, the Common Unit numbers reflected throughout this Schedule 13D reflect the number of Common Units owned after the underwriters’ exercise of their over-allotment option and the redemption of 177,764 Common Units.

Item 4.	Purpose of Transaction

See Item 3 above.

Pursuant to the Partnership Agreement, the General Partner manages the operations and activities of the Issuer through its board of directors (each a “Director” and collectively the “Directors”), to which the Filing Party serves as Chairman of the Board.  HH GP Holdings, LLC, to which the Filing Party is the sole member, owns 94% of the General Partner’s Class A units (the “Class A Units”).  New Continental, in which the Filing Party owns a 90.7% ownership interest, owns 61% of the General Partner’s Class B units (the “Class B Units”).

Through his position as a member of the Board and as an indirect majority holder of the General Partner’s Class A Units and Class B Units, the Filing Party has the ability to influence the management policies and control of the Issuer with the aim of increasing the value of the Issuer, and thus, the Filing Party’s investment.  The Subordinated Units owned by the Filing Party are convertible into Common Units on a one-for-one basis once certain financial tests are met, but generally not beginning before March 31, 2008.

As of the date of this Schedule 13D, the Filing Party has no plans or proposals which relate to or would result in any of the following actions, except as disclosed herein and except that the Filing Party or his affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional common units in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the common units now owned or hereafter acquired by them to one or more purchasers:

•                           the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•                           an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•                           a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•                           any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except that under Nasdaq National Market rules one additional independent director will be appointed to the Board of the General Partner of the Issuer;

•                           any material change in the present capitalization or dividend policy of the Issuer;

•                           any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

•                           changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

•                           causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•                           a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•                           any action similar to any of those enumerated above.

Pursuant to the terms of the Partnership Agreement, among other conditions, the General Partner may not be removed from its position as general partner of the Issuer unless 66 2/3% of the outstanding Common Units and Subordinated Units, voting together as a single class, including units held by the General Partner and its affiliates, vote to approve such removal.

References to, and descriptions of, the Partnership Agreement of the Issuer as set forth in this Item 4 are qualified in their entirety by reference to the Partnership Agreement filed as Appendix A to the Issuer’s final prospectus, filed with the United States Securities and Exchange Commission (the “Commission”), pursuant to Rule 424(b)(4) under the Securities Act of 1933, on February 10, 2005, which is incorporated in its entirety in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)                        There are currently 2,720,000 Common Units of the Issuer outstanding and 4,080,000 Subordinated Units of the Issuer outstanding.  Through his ownership in New Continental, the Filing Party owns 245,872 and 2,400,602 Common Units and Subordinated Units of the Issuer, respectively.

(b)                       Pursuant to its 90.7% ownership interest in New Continental, the Filing Party has the sole power to vote or direct the vote and to dispose or direct the disposition of the Common Units and Subordinated Units owned by New Continental.

(c)                        Except as described herein, the Filing Party has not effected any transactions in the Common Units during the past 60 days.

(d)                       Except for the cash distribution described in Item 6 below, no other person is known by the Filing Party to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Units beneficially owned by the Filing Party.

(e)                        The Filing Party remains as beneficial owners of more than five percent of the Issuer’s Common Units on the date hereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

Omnibus Agreement

Under the terms of an Omnibus Agreement, dated February 15, 2005, entered into among the Issuer, the General Partner, the Filing Party, Continental Resources, Inc., Hiland Partners, LLC and New Continental (the “Omnibus Agreement”):

•                           for a two-year period, Continental Resources agreed to provide certain general and administrative services to the Issuer;

•                           the Filing Party agreed not to compete and cause his affiliates (including Continental Resources) not to compete with the Issuer under certain circumstances;

•                           Continental Resources, Hiland Partners, LLC and New Continental will indemnify the Issuer for prior tax liabilities resulting from the assets contributed to the Issuer;

•                           Continental Resources will indemnify the Issuer for liabilities associated with oil and gas properties conveyed by Continental Gas to Continental Resources by dividend; and

•                           Hiland Partners, LLC granted the Issuer a two-year exclusive option to purchase the Bakken gathering system owned by Hiland Partners, LLC.

Issuer’s Amended and Restated Limited Partnership Agreement

Cash Distributions

Pursuant to the terms of the Issuer’s Partnership Agreement, the Issuer intends to make minimum quarterly distributions of $0.45 per unit if the Issuer has sufficient cash from their operations after the establishment of cash reserves and payment of fees and expenses including payments to the General Partner in reimbursement for all expenses incurred by it on the Issuer’s behalf.  In general, the Issuer will pay any cash distributions made each quarter to its unitholders in the following manner:

first, 98% to the common units and 2% to the General Partner, until each Common Unit has received a minimum quarterly distribution of $0.45 plus any arrearages from prior quarters;

second, 98% to the Subordinated Units and 2% to the General Partner, until each Subordinated Unit has received a minimum quarterly distribution of $0.45; and

third, 98% to all units, pro rata, and 2% to the General Partner, until each unit has received a distribution of $0.495.

If cash distributions per unit exceed $0.495 in any quarter, the General Partner will receive increasing percentages, up to a maximum of 50%, of the cash distributed in excess of that amount.  These distributions are referred to as “incentive distributions.”

Conversion of Subordinated Units

Pursuant the terms of the Partnership Agreement, in any quarter during the subordination period (the period Subordinated Units are outstanding) the Subordinated Units are entitled to receive the minimum quarterly distribution of $0.45 only after the Common Units have received the minimum quarterly distribution and arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated Units will not accrue arrearages. The subordination period will end once the Issuer meets certain financial tests set forth in the Partnership Agreement, but it generally cannot end before March 31, 2008.  These financial tests require the Issuer to have earned and paid the minimum quarterly distribution on all of the outstanding units for three consecutive four-quarter periods. When the subordination period ends, all remaining Subordinated Units will convert into Common Units on a one-for-one basis, and the Common Units will no longer be entitled to arrearages.

If the Issuer meets the financial tests in the Partnership Agreement for any three consecutive four-quarter periods ending on or after March 31, 2008, 25% of the Subordinated Units will covert into Common Units.  If the Issuer meets these tests for any three consecutive four-quarter periods ending on or after March 31, 2009, an additional 25% of the Subordinated Units will convert into Common Units.  The early conversion of the second 25% of the Subordinated Units may not occur until at least one year after the early conversion of the first 25% of Subordinated Units.

Limited Call Right

Pursuant to the terms of the Partnership Agreement, if, at any time, the General Partner and its affiliates own more than 80% of the Common Units then outstanding, the General Partner has the right, but not the obligation, to acquire all, but not less than all, of the remaining Common Units at a price not less than the then-current market price of the Common Units.

Amended and Restated Limited Liability Company Agreement of Shipping Master

Under the Amended and Restated Limited Liability Company Agreement, the General Partner’s Board is determined by a plurality vote of its Class A Units, 94% of which are owned by HH GP Holding, LLC, whose sole member is the Filing Party.

To the best of the Filing Party’s knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

(a)                        First Amended and Restated Agreement of Limited Partnership of the Issuer (attached as Appendix A to the Issuer’s final prospectus filed with the Commission pursuant to Rule 424(b)(4) on February 10, 2005 and incorporated herein in its entirety).

(b)                       Omnibus Agreement of Issuer, Shipping Master, Shipping GP LLC and certain other parties named therein (filed as Exhibit 10.10 to Amendment No. 3 to the Issuer’s Registration Statement on Form S-1, filed with the Commission on February 1, 2005 and incorporated herein in its entirety).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2005

/s/ Harold Hamm
Harold Hamm

SCHEDULE I

Executive Officers of Hiland Partners GP, LLC, the General Partner of the Issuer

Harold Hamm

c/o Hiland Partners, LP

205 West Maple, Suite 1100

Enid, Oklahoma 73701

Principal Occupation:  Chairman of the Board of Directors

Citizenship:  USA

Randy Moeder

c/o Hiland Partners, LP

205 West Maple, Suite 1100

Enid, Oklahoma 73701

Principal Occupation:  Chief Executive Officer, President, Director

Citizenship:  USA

Ken Maples

c/o Hiland Partners, LP

205 West Maple, Suite 1100

Enid, Oklahoma 73701

Principal Occupation:  Chief Financial Officer, Vice President – Operations and Secretary

Citizenship:  USA

Clint Duty

c/o Hiland Partners, LP

205 West Maple, Suite 1100

Enid, Oklahoma 73701

Principal Occupation:  Vice President – Operations and Engineering

Citizenship:  USA

Board of Directors of Hiland Partners GP, LLC, the General Partner of the Issuer

Harold Hamm

c/o Hiland Partners, LP

205 West Maple, Suite 1100

Enid, Oklahoma 73701

Principal Occupation:  Chairman of the Board of Directors

Citizenship:  USA

Michael L Greenwood

c/o Hiland Partners, LP

205 West Maple, Suite 1100

Enid, Oklahoma 73701

Principal Occupation:  Managing Director of Carnegie Capital, LLC

Citizenship:  USA

Edward D. Doherty

c/o Hiland Partners, LP

205 West Maple, Suite 1100

Enid, Oklahoma 73701

Principal Occupation:  Chairman and Chief Executive Officer of Kaneb Pipe Line Company LLC

Citizenship:  USA

Randy Moeder

c/o Hiland Partners, LP

205 West Maple, Suite 1100

Enid, Oklahoma 73701

Principal Occupation:  Chief Executive Officer, President, Director

Citizenship:  USA

Ken Maples

c/o Hiland Partners, LP

205 West Maple, Suite 1100

Enid, Oklahoma 73701

Principal Occupation:  Chief Financial Officer, Vice President – Operations and Secretary

Citizenship:  USA